Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

September 1, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gesher I Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted March 31, 2021
File No. 377-04557

Ladies and Gentlemen:

On behalf of Gesher I Acquisition Corp. (“Gesher”), we respond as follows to the Staff’s comment letter, dated April 27, 2021, relating to the above-captioned Draft Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the amended Registration Statement, a copy of which has been marked with the changes from the initial draft submission of the Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided our response to each comment immediately thereafter.

Draft Registration Statement on Form S-1 submitted March 31, 2021

Prospectus Summary

Securities purchased, or being purchased, by insiders in connection with this offering, page 9

1.	You state on page 78 that a business combination will be approved only if a majority of the outstanding shares of common stock voted are voted in favor. Please disclose how many public shares would be needed to vote in favor of a business combination assuming the minimum number of shares representing a quorum are voted.

We have revised the disclosure on page 10 of the Registration Statement as requested.

Securities and Exchange Commission

September 1, 2021

Management

Conflicts of Interest, page 70

2.	Please revise the table on page 71 to include the nature of each entity's business and of the individual's relationship to it.

We have revised the disclosure on page 75 of the Registration Statement as requested.

Principal Shareholders, page 73

3.	Please disclose the natural persons who exercise sole or shared voting and/or dispositive powers over the securities held by EarlyBirdCapital, Inc.

We have revised the disclosure on page 77 of the Registration Statement as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Ezra Gardner